Exhibit 99.1

Form 51-102F3

MATERIAL CHANGE REPORT

Section 7.1 of National Instrument 51-102

Continuous Disclosure Obligations

ITEM 1:	NAME AND ADDRESS OF COMPANY

Barrick Gold Corporation (“Barrick”) Brookfield Place, TD Canada Trust Tower Suite 3700, 161 Bay Street, P.O. Box 212 Toronto, Ontario M5J 2S1

ITEM 2:	DATE OF MATERIAL CHANGE

June 28, 2013

ITEM 3:	NEWS RELEASE

A press release was issued by Barrick on June 28, 2013 and a copy of the press release is attached hereto.

ITEM 4:	SUMMARY OF MATERIAL CHANGE

On June 28, 2013, Barrick provided an update on the Pascua-Lama project in Chile and Argentina with respect to construction re-sequencing, capital expenditures and impairment testing.

ITEM 5	FULL DESCRIPTION OF MATERIAL CHANGE

The Pascua-Lama project is located on the border of Chile and Argentina, at an elevation of 3,800 to 5,200 meters, approximately 10 kilometers from Barrick’s Veladero mine.

Schedule Re-sequencing and Reduction of 2013-2014 Capital Spending

In May 2013, Barrick received a resolution from the Chilean environmental authority that requires the company to complete the water management system for the Pascua-Lama project in accordance with the project’s environmental permit before resuming construction activities in Chile. In June 2013, Barrick submitted a plan, subject to review by Chilean regulatory authorities, to construct the project’s water management system in compliance with permit conditions for completion by the end of 2014, after which Barrick expects to complete remaining construction works in Chile, including pre-stripping. Under this scenario, ore from Chile is expected to be available for processing by mid-2016.

In line with this timeframe, and in light of challenging market conditions and materially lower metal prices, the company intends to re-sequence construction of the process plant and other facilities in Argentina in order to target first production by mid-2016 (compared to the previous schedule of the second half of 2014).

The extended schedule will result in a significant deferral of planned capital spending in 2013 and 2014.

Barrick expects to provide an updated total capital cost estimate for the project in the third quarter of 2013 when the re-sequenced construction schedule is finalized.

Impairment Charges

In its first quarter 2013 report, Barrick indicated that it may need to reassess the long-term gold and silver price assumptions used in its most recent annual impairment test should metal prices remain at lower levels for an extended period of time.

As a result of recent and continued significant declines in gold and silver prices, and the delay in first gold production, Barrick is conducting impairment testing. Preliminary analysis indicates an after-tax asset impairment charge in the range of approximately US$4.5-US$5.5 billion in the second quarter for the Pascua-Lama project. This is a preliminary estimate range and the impairment testing work is ongoing, including with respect to various underlying assumptions related to items such as long-term metal prices, capital costs, and the construction schedule re-sequencing work for the project. The company will complete a final impairment assessment by its second quarter 2013 results release.

In light of the lower metal price environment, Barrick is also reviewing its other assets, including goodwill, for possible impairment charges in the second quarter, which, although dependent on various analyses and assumptions which have not been finalized, are likely to be significant.

See the news release attached hereto as Schedule A for a description of the material change.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained or incorporated by reference in this report, including any information as to Barrick’s plans, constitutes “forward-looking statements”. See the Cautionary Statement on Forward-Looking Information included in the news release attached hereto as Schedule A for a description of certain factors that could cause actual results to differ materially from those projected in the forward-looking statements. Barrick disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

ITEM 6:	RELIANCE OF SUBSECTION 7.1(2) OR (3) of NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7:	OMITTED INFORMATION

Not applicable.

ITEM 8:	EXECUTIVE OFFICER

For further information, please contact:

Sybil E. Veenman Senior Vice President and General Counsel (416) 861-9911

ITEM 9:	DATE OF REPORT

July 5, 2013

Dated at Toronto, Ontario this 5th day of July, 2013.

By:	(signed) Sybil E. Veenman
Sybil E. Veenman
Senior Vice President and General Counsel

SCHEDULE A

PRESS RELEASE - June 28, 2013

All amounts expressed in US dollars unless otherwise indicated

Barrick Provides Updates on Pascua-Lama Project

TORONTO – Barrick Gold Corporation (NYSE:ABX) (TSX:ABX) (Barrick or the “company”) is providing the following updates on the Pascua-Lama project in Chile and Argentina with respect to construction re-sequencing, capital expenditures and impairment testing.

Schedule Re-sequencing and Reduction of 2013-2014 Capital Spending

The company has submitted a plan, subject to review by Chilean regulatory authorities, to construct the project’s water management system in compliance with permit conditions for completion by the end of 2014, after which Barrick expects to complete remaining construction works in Chile, including pre-stripping. Under this scenario, ore from Chile is expected to be available for processing by mid-2016.

In line with this timeframe, and in light of challenging market conditions and materially lower metal prices, the company intends to re-sequence construction of the process plant and other facilities in Argentina in order to target first production by mid-2016 (compared to the previous schedule of the second half of 2014).

Re-sequencing the project primarily entails a reduction in project staffing levels as construction is extended over a longer period of time to coincide with the availability of ore from Chile in mid-2016. This will result in a significant deferral of planned capital spending in 2013 and 2014. It will also allow the company to seek additional cost and operational efficiencies in the overall contracting strategy and optimize summer and winter work plans.

Barrick now expects to reduce capital expenditures1 at Pascua-Lama in 2013 and 2014 by a total of $1.5-$1.8 billion. Capital expenditures at Pascua-Lama for 2013 are expected to be reduced by approximately $700-$800 million (including $300 million in previously announced deferrals) to $1.8-$2.0 billion. Capital expenditures at Pascua-Lama in 2014 are expected to be reduced by approximately $0.8-$1.0 billion to approximately $1.0-$1.2 billion.

The company expects to provide an updated total capital cost estimate for the project in the third quarter of 2013 when the re-sequenced construction schedule is finalized. Monthly capital expenditures will be significantly reduced as a result of the extended schedule and the company is focused on minimizing any further capital expenditure increases for the project.

Impairment Charges

In its first quarter 2013 report, Barrick indicated that it may need to reassess the long-term gold and silver price assumptions used in its most recent annual impairment test should metal prices remain at lower levels for an extended period of time.

1 Includes Pascua-Lama initial project capital plus infrastructure capital.

BARRICK GOLD CORPORATION	PRESS RELEASE

As a result of recent and continued significant declines in gold and silver prices, and the delay in first gold production, Barrick is conducting impairment testing. Preliminary analysis indicates an after-tax asset impairment charge in the range of approximately $4.5-$5.5 billion2 in the second quarter for the Pascua-Lama project. The company will complete a final impairment assessment by its second quarter 2013 results release.

In light of the lower metal price environment, Barrick is also reviewing its other assets, including goodwill, for possible impairment charges in the second quarter, which, although dependent on various analyses and assumptions which have not been finalized, are likely to be significant.

“When complete, Pascua-Lama will be one of the world’s great, low-cost gold mines, producing an average of 800,000-850,000 ounces of gold per year in its first full five years of production. In light of the challenging business environment we are facing today, and taking into consideration existing construction delays, the company is advancing the project in a prudent manner by extending the construction schedule over a longer period, which will reduce total planned capital expenditures by $1.5-$1.8 billion for the years 2013 and 2014, and allow us to efficiently re-sequence the remaining construction work,” said Jamie Sokalsky, President and Chief Executive Officer.

“This mine has significant and strategic value for Barrick shareholders and the project’s host jurisdictions of San Juan Province, Argentina and the Atacama Region of Chile. We continue to work closely with the governments of both countries to ensure Pascua-Lama is on the right path to deliver value for all of our stakeholders, including shareholders, host governments and local communities,” added Mr. Sokalsky.

Update on Legal Action

The company is awaiting a decision from the Copiapo Court of Appeals with respect to a constitutional rights protection action filed in September 2012 on behalf of four indigenous communities seeking an order suspending construction of the project in Chile.

Barrick’s vision is to be the world’s best gold mining company by operating in a safe, profitable and responsible manner.

INVESTOR CONTACT:	MEDIA CONTACT:

Amy Schwalm	Andy Lloyd
Vice President	Vice President
Investor Relations	Communications
Telephone: +1 416 307-7422	Telephone: +1 416 307-7414
Email: aschwalm@barrick.com	Email: alloyd@barrick.com

2 This is a preliminary estimate range and the impairment testing work is ongoing, including with respect to various underlying assumptions related to items such as long-term metal prices, capital costs, and the construction schedule re-sequencing work for the project.

BARRICK GOLD CORPORATION	PRESS RELEASE

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained in this press release, including any information as to our plans, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “plan”, “target”, “intend”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, silver, copper or certain other commodities (such as diesel fuel and electricity); changes in national and local government legislation, taxation, controls, regulations, expropriation or nationalization of property and political or economic developments in Canada, the United States, Chile, Argentina and other jurisdictions in which the company does or may carry on business in the future; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; adverse changes in our credit ratings; the impact of inflation; fluctuations in the currency markets; operating or technical difficulties in connection with mining or development activities; the risks of obtaining necessary licenses or permits; contests over title to properties; the availability and increased costs associated with mining inputs and labor; and litigation. Readers are cautioned that forward-looking statements are not guarantees of future performance. Any forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements.

The company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

BARRICK GOLD CORPORATION	PRESS RELEASE